

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2013

VIA E-Mail
Mr. Bryan K. Davis
Chief Financial Officer
Brookfield Office Properties, Inc.
Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario, Canada M5J 2T3

> **Re: Brookfield Office Properties, Inc.**
> **Form 40-F for the year ended December 31, 2012**
> **Filed on March 28, 2013**
> **File No. 001-14916**

Dear Mr. Bryan K. Davis:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2012

Exhibit 99.2

Selected Financial Highlights

1.   Table of financial highlights at the beginning of your exhibit appears to be duplicative and includes non-IFRS measures not accompanied by explanations of these measures.   We also note that the majority of this information is already provided and described elsewhere in your filing.   Please revise in future filings.

2.   We note that certain tables of information such as portfolio data, lease maturities and key valuation metrics have commingled properties within your property portfolio that are either consolidated, proportionately consolidated, held through participating loan interest,

or accounted for under the equity method. In future Exchange Act reports, please revise these tables to present the information for your consolidated properties separately from those properties (i) proportionately consolidated, (ii) held through participating loan interest, or (iii) accounted for under the equity method to highlight the differences in your control of these properties.

Part I – Objectives and Financial Highlights

3.   We note that you have presented and discussed certain non-IFRS measures (e.g., commercial property net operating income and FFO) at the beginning of your current MD&A analysis.   Your MD&A analysis should be focused on a discussion and analysis of the specific financial statement line items utilized within your IFRS consolidated statement of operations.   Please revise in future filings to present and discuss your non-IFRS measures after and apart from discussion of your IFRS consolidated financial statements in order to not give them undue prominence.

Performance Measurement, pages 20 – 21

4.   Please revise future filings to properly identify which measures are IFRS versus non-IFRS and explain the basis for the distinction.   For example, we note that commercial property net operating income and funds from operations have been identified as segment performance measures in the footnotes to your financial statements.   As a result, these measures on a segment basis are IFRS measures; however these same measures on a total basis are non-IFRS measures. Also, in future filings please revise the title of your common equity per share measure (e.g., Adjusted common equity per share) throughout your filing to highlight that it is not consistent with common equity per share from your IFRS financial statements. Lastly, we note that you also disclose and discuss commercial property net operating income that includes commercial property net operating income of equity accounted investments. In future filings, please identify this as an additional non-IFRS measure and provide all of the related required disclosures.

Commercial Developments, page 24

5.   In future Exchange Act reports, for material developments, please revise your disclosure to provide the anticipated completion date, the scope of the development, costs incurred to date and budgeted costs. For completed developments, please disclose costs per square foot, including clarifying whether leasing costs are included.

Cost of Capital, page 38

6.   We note your calculation of cost of capital assumes a long-term 12.0% return on co-invested capital.   Please tell us, and disclose in future filings, the factors you considered in determining that this assumed rate is appropriate.

Commercial Property Operations, page 41

7.   Please reconcile commercial property net operating income to IFRS net income in future filings.

Commercial Property Net Operating Income, page 42

8.   We note your average in-place net rent is less than the average market net rent, and that you disclose that this allows for positive mark-to-market growth. Please tell us and revise your disclosure in future filings to discuss the reasons for having below market net rent rates and any known impacts or ramifications on your operating results going forward; also discuss your expectations for the future. In addition, please explain to us how you calculate 'Year One Leasing Net Rent' and 'Average Leasing Net Rent' on page 44 and 'Average Market Net Rent' on page 43 as well as briefly describe the differences between these amounts.

9.   We note your disclosure on page 42 that a majority of your leases are net leases. In future Exchange Act reports, please revise to briefly explain what you mean by net lease, describe any expenses that you are required to pay in connection with net leases and clarify the percentage of your leases that are net leases.

Fair Value Gains (Losses), net, page 45

10.   We note that fair value gains represent a significant portion of your net income.   Please expand disclosures in future filings to provide readers an understanding of the impact of fair value accounting on your financial statements and the potential variability on future periods based on changes in the various assumptions utilized within your fair value techniques.   In addition, we note the increase in the current year in fair value gains is attributable to the Canadian segment as a result of compression in capitalization rates seen in comparable market capitalization rates.   Please tell us and expand your disclosure in future filings to discuss these events in more detail; address the underlying reasons for the changes

Credit Risk, page 51

11.   In future Exchange Act reports, please revise, here or elsewhere, as applicable, to clarify and describe how you monitor tenant credit quality and identify any material changes in credit quality.

Lease Roll-Over Risk, page 52

12.   We note your disclosure on page 44 regarding your leasing activity. In future Exchange Act reports, please revise, here or elsewhere, as applicable, to include a more detailed discussion of leasing activity during the reporting period and provide a roll forward of

beginning of year vacant space to end of year vacant space with disclosure of new space that became vacant during the period and all space filled during the period, including new and renewed leases. In addition, please disclose leasing costs, such as tenant improvements and leasing commissions for both new leases and renewals on a per square foot basis. With respect to new and renewed leases, please provide quantitative disclosure comparing the average base rent per square foot on expiring leases with rates on new and renewed leases.

Consolidated Statements of Income, page 68

13.   You present a subtotal titled "Income (loss) from continuing operations before gains (losses), fair value gains (losses), share of net earnings from equity accounted investments and income taxes" that excludes certain line items. In particular, we note that you exclude the line item "fair value gains (losses), net" which is primarily made up of fair value gains related to your investment property. Since those gains are operating in nature, the subtotal appears to be an incomplete measure; please remove it in future filings. For reference, please see paragraph BC56 of IAS 1.

Consolidated Statements of Cash Flow, page 71

14.   We note that you classify cash flows used in foreign currency hedges of net investments and Interest rate hedges on commercial property debt as investing cash flows. Please tell us your basis in IAS 7 for classifying these hedging cash flows as investing.

Note 30 – Segmented Information, pages 103 – 105

15.   We note that you disclose Total commercial property net operating income which includes commercial property net operating income of equity accounted investments on page 104; however, you do not identify this as a measure of segment profit or loss in the narrative introduction to your segment footnote. Please explain how this measure is used by management and advise us of how your disclosure complies with IFRS 8.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at (202) 551-3673 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant